UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012.

Commission File Number 001-35100

Quest Rare Minerals Ltd.

(Translation of registrant’s name into English)

1155 University Street, Suite 1308, Montreal, Québec Canada, H3B 3A7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST RARE MINERALS LTD.
(Registrant)

Date February 15, 2012	By	(Signed) Mark Schneiderman
(Signature) * Mark Schneiderman
Chief Financial Officer

*	Print the name and title under the signature of the signing officer.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Quest Rare Minerals Ltd.

QUEST RARE MINERALS REPORTS PROGRESS ON THE B-ZONE

RARE EARTH DEPOSIT, STRANGE LAKE, QUÉBEC

Highlights:

-	Pre-feasibility work at the B-Zone REE deposit, Strange Lake area, Québec is advancing well

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Detailed definition drilling of the B-Zone on a 50 m by 50 m grid was completed in November 2011 to the limits of the pit shell established for the deposit by Quest’s most recent resource estimate (April 2011)

-	Geotechnical and metallurgical drilling over the defined deposit footprint for input into Quest’s Pre-Feasibility Study was completed

-	Field data collection for use in the Environmental Baseline study (fauna, flora, weather patterns, groundwater flow and quality) was completed

-	Positive metallurgical recoveries are being achieved. Publication of final results is being slightly delayed to allow Quest to select the optimal process flow sheet.

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Scope changes have also been made from the original Preliminary Economic Assessment to optimize and streamline the timelines for the permitting process. The completion of the Pre-Feasibility Study is now expected in the second half of 2012.

Toronto, February 15, 2012 – Quest Rare Minerals Ltd. (TSX-V; NYSE Amex: QRM) is pleased to report on progress at the Corporation’s B-Zone Heavy Rare Earth project, Strange Lake, Québec. Quest is advancing the project so as to be in a position to deliver its pre-feasibility study (PFS) for the B-Zone deposit in the second half of calendar 2012. Quest also reports that it is following a parallel path for the collection of the necessary data for use in the subsequent definitive feasibility study (FS). In addition, Quest recently released the results of its successful B-Zone definition diamond drilling program (see Press Release : January 12, 2012). The detailed drill sample analysis table and diamond drill sections through the B-Zone are available on Quest’s website homepage at www.questrareminerals.com. Additional details on the development activities on the B-Zone deposit were recently included in Quest’s 2011 Management’s Discussion & Analysis (MD&A) report filed on SEDAR on January 27, 2012.

“Our 2011 Prefeasibility work is advancing well, important changes in the scope of the project are being made when compared to how it was developed in our September 2010 Preliminary Economic Assessment,” said Peter Cashin, President & CEO. “Changes include consolidating the mine and mill complex at Strange Lake, Québec, in proximity to the B-Zone to capture the power, infrastructure and heat synergies of a combined operation. This will allow for more streamlined permitting timelines related to a single footprint site. The modifications also include the construction of a 160 km access road to the Labrador coast and port facility as opposed to the originally-conceived road and slurry pipeline for delivery of crushed ore to a coastal Mill Complex. As well, in order to accelerate the completion of the metallurgical flow sheet of B-Zone ore to saleable product, Quest has engaged a second metallurgical laboratory, Process Research ORTECH Inc. of Mississauga, Ontario, to work in parallel to Hazen Research of Golden, Colorado.”

B-Zone Pre-Feasibility Study Program

Pre-feasibility work on the project commenced in July 2011 and was executed by a seasoned team of engineers and technicians. The composition of the pre-feasibility study technical team is as shown below:

Discipline	Responsibility
Mineral Resource Estimates	Wardrop, A Tetra Tech Company
Open Pit Geotechnical Studies	AMEC Earth & Environmental
Mining Design/Schedule	Micon International Limited
Metallurgical Testing	Hazen Research, Inc./Ortech
Metallurgical Review	Micon International Limited
Process Plant Design	Melis Engineering
Mine/Process Plant Facilities	AECOM
Tailings/Water Management	AECOM
Environmental	AECOM
Off-Site Infrastructure	AECOM
Financial Analysis	Micon International Limited

Work has been completed to gather high-resolution topographic information for both the immediate project site located in Québec as well as along the contemplated road corridor to the Labrador coast. A trade-off study was completed to examine two possible means of access to the site. The first option is to construct an all-season road from the site to a point on the Labrador coast while the second alternative looked at construction of an all-season road from the site to Schefferville, Québec. This study identified the road to the Labrador coast as the most favourable and cost-effective option.

An update of the mineral resource estimate has been completed that incorporates all information gathered during the 2010 drilling campaign (see Press Release : April 13, 2011). The results of this updated estimate have been disclosed by means of a Technical Report that Quest filed on SEDAR on May 25, 2011.

Geotechnical information has been collected in support of preparation of an open pit mine/mill complex design (see Figure 1). Open pit mine design and optimization was completed, based on an updated grade-block model that was prepared for the 2011 mineral resource estimate update. A schedule and mine fleet selection have been completed, along with capital and operating cost estimates. The mine fleet is envisioned to utilize conventional truck-and-shovel equipment. The mine schedule was developed to provide the best grade material for an initial mine life of approximately 25 years, as the size of the estimated resource is sufficient for many more years of operation at the envisioned mine throughput rate of 4,000 tonnes per day.

Geotechnical Drill Program

A total of 23 geotechnical drillholes for 953 m were completed on the project. These holes will be used for rock stability testing, groundwater flow testing, condemnation drilling over proposed tailings and mine complex (Mill/Concentrator, surface installations) sites and for proposed airstrip sites.

Metallurgical Drill Program

A total of 30 metallurgical test holes for 3,819 m were completed across the entire surface footprint of the B-Zone deposit (see Figure 2). The material provided by this drilling will be used to undertake pilot plant tests on the metallurgical flowsheet developed for the mineralization. This will ensure that the metallurgical characteristics are such that a single process can be applied to the entire deposit. Pilot plant work is currently in the planning stages.

Recent positive metallurgical test work (December 2012) evaluating two different process routes has resulted in significant improvements in product recovery. Although early indicators support an important breakthrough, these new findings have necessitated a revision to the development program. To the extent that these results prove to be repeatable this will need to be incorporated into the design and the schedule impacts will become clearer as the details are obtained.

We expect the new test procedures to require an additional two to three months to develop. If this proves to be successful, these modifications will be incorporated into the design. We are not sure of the full impact on the downstream process but expect to be able to optimize and modify the process to best accommodate final product requirements.

2011 B-Zone Definition Drill Program

Results for 138 diamond drill holes representing 17,110.4 m (see Press Release : January 12, 2012) were recently announced. The drilling program tested the extent of B-Zone mineralization to the limits of the Whittle Pit shell established by Quest’s National Instrument 43-101 Revised Resource Estimate (see Press Release : April 13, 2011), on a 50 m by 50 m drilling pattern. In addition to enlarging the peripheral limits of the deposit within the pit-shell, drilling indicates that good higher-grade Pegmatite-style mineralization continues to the southwest, past the established limit of the pit shell.

The better grades of mineralization are associated with what is termed the Pegmatite Zone, which is composed of a high proportion of pegmatite sheets that are intercalated with extremely-altered Strange Lake peralkaline granite at the uppermost parts of the B-Zone mineralized system. The highly-altered, granite-hosted zones continue to carry elevated grades of REE in excess of 0.7% Total Rare Earth Oxides (TREO) over core lengths of over 314.6 m (see Press Release: December 9, 2010). These grades exceed the economic cut-off of 0.579% TREO estimated for the deposit by Quest’s revised resource estimate for the B-Zone (see Press Release : April 13, 2011). The cut-off grade was established from cost estimates determined by Quest’s PEA study (September 2010). Revisions of the project scope developed by the current pre-feasibility study will likely modify these cost estimates.

Project Capital Cost Estimate

The Quest pre-feasibility team is in the process of updating project capital costs and incorporating their findings into capital expenditure models for the project. A project cost optimization process will determine where maximum cost efficiencies can be realized for the final project scope. Considerable effort is being undertaken to minimize the capital cost escalation that many projects are experiencing around the world.

Project Operating Cost Estimate

Operating costs are being updated as the metallurgical test work is refined. The potential interaction between the refining process and the metallurgical operation requires that cost iterations be determined and these costs will be refined as the process advances. As well, given that the project scope has been revised since the delivery of Quest’s Preliminary Economic Assessment (PEA, see Press Release : September 9, 2010), operating cost estimates will be updated to reflect the changes. The largest scope changes to the project are:

PEA Project Scope (SEPT. 2010)	Revised Project Scope (2011)
Mine Complex located at site, Port and Mill Complex on the Labrador Coast. A slurry pipeline was conceived to deliver crushed ore from mine to mill. Concentrate shipped from Port.

Mine/Mill Complex on-site, delivery of product to Port and delivery of materials and supplies from Port to site. Will simplify and streamline the permitting process due to reduced environmental impact.

160 km access road from Port to site for delivery of materials and supplies.	160 km access road from Port to site for delivery of materials and supplies and product from site to Port for delivery to markets.
Separate electric power requirements for Port/Mill and Mine.	Single power requirements for a combined Mine/Mill and reduced requirements for Port.
Two environmental assessments for Mine & Mill in separate provincial jurisdictions.	Single Mine/Mill environmental assessment for the Province of Québec.
Process water usage across two Provincial jurisdictions.	Single-jurisdiction water-use permit for Québec.
Process flowsheet developed using conceptual information	Process flowsheet developed using results of detailed laboratory test work
High-level capital and operating costs developed	Capital and operating costs will be developed to a level of accuracy appropriate to the study
Project development schedule reflects construction phase only	Project development schedule includes time required for study completion, public consultation, permitting, financing and construction phases

“The work on revising the project scope when compared to our 2010 PEA will serve to optimize the economic potential of the B-Zone deposit over its notional production life,” said Reno Pressacco, Vice President, Operations for Quest. “This revised project scope offers the advantage of using a single power supply for the entire project, removes the risks associated with a pipeline transportation system in those climate and terrain conditions, improving the management of the operation and simplifying and streamlining the permitting processes. We have been very encouraged by recent positive findings from our metallurgical test work and are confident that a final metallurgical solution for Strange Lake mineralization will be developed.”

2012 Pre-Feasibility Study and Definitive Feasibility Study Work Program

In order to accelerate the delivery of both pre-feasibility and definitive feasibility (FS) studies, a parallel-path of required work programs has been established for the project in 2012.

The pre-feasibility study work program will include completion of the metallurgical solution for the B-Zone, finishing of the preliminary engineering for the project, execution of the financial analysis for the project and delivery of the final National Instrument 43-101 compliant Pre-Feasibility Study technical report. A budget of $2.5 million has been allocated for completion of this work.

The parallel-path, FS work program includes completion of an updated mineral resource estimate, pilot plant test work, mining studies, environmental baseline studies, detailed engineering (infrastructure, tailings storage), transportation studies, separation plant studies, completion of a detailed rare earth market study and stakeholder consultation activities. This program has been budgeted at $21.0 million for Quest’s 2012 fiscal year.

Project Schedule Delivery Expectations

Due to the significantly expanded nature of the Strange Lake B-Zone deposit scope and delay in the delivery of the final metallurgical flow sheet, it is anticipated that the pre-feasibility study will be delivered during the second half of calendar 2012. At that time, Quest will have a more accurate idea as to the delivery timelines for its definitive feasibility study and for mine start-up.

Quality Control

Mr. Peter Cashin, P. Geo., and Mr. Reno Pressacco, P. Geo., are the qualified persons on the Strange Lake Project under National Instrument 43-101 and are responsible for this news release.

About Quest Rare Minerals

Quest Rare Minerals Ltd. is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. Quest is publicly listed on the TSX Venture Exchange and NYSE Amex as “QRM” and is led by a highly-respected management and technical team with a proven mine finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. Quest recently filed a 43-101 Indicated and Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of the Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America. As a result of a marketed equity financing completed in October 2010, Quest has a strong working capital position of $42.5 million.

Forward-Looking Statements

This news release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of Quest Rare Minerals Ltd. (“Quest”), or the assumptions underlying any of the foregoing. In this news release, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Quest will derive. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond Quest’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under “Risk Factors” in Quest’s annual information form dated January 23, 2012, and under the heading “Risk Factors” in Quest’s Management’s Discussion and Analysis for the fiscal year ended October 31, 2011 both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. Quest does not intend, nor does Quest undertake any obligation, to update or revise any forward-looking information or statements contained in this news release to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact:

Peter J. Cashin, President & CEO ; Reno Pressacco, Vice President, Operations

Tel: (416) 916-0777 or toll-free: 1-877-916-0777 ; Fax: (416) 916-0779

E-mail: info@questrareminerals.com ; URL : www.questrareminerals.com

Figure 1 – Conceptual Mine Project Site Selection Criteria Map, B-Zone REE Deposit, Strange Lake, Québec

Proposed Plant Site 3
8
Proposed Plant Site 2
Labrador Inuit Associations (LIA) Exempt Mineral Lands
Proposed Plant Site 1
Proposed Tailings Area 1
LABRADOR
QUEBEC
Proposed Tailings Area 3
Proposed Tailings Area 2
1
6
Legend
Potential Access Road
Strange Lake Granite
Quest RM Property
Proposed Air Strip
Proposed Plant Sites
Tailings Areas
Labrador Inuit Association (LIA) Exempt Mineral Lands
Open Pit
Scale 1 : 50 000
1 000 m

Figure 2 – Geological and Diamond Drilling Compilation Map, B-Zone REE Deposit, Strange Lake Project, Québec

B-Zone REE Deposit
Drillhole Location Map
Legend
2011 collars
2011 metallurgy collars
2011 geotechnical collars
2009-2010 collars
Proposed open pit boundary
ATV Road
Optimized Whittle Open-Pit Shell Outline
250 m
Brisson Lake
Airstrip
Base Camp
N
427250
427500
427750
428000
428250
428500
428750
6243250
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6242750
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